26 August 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 117,000 Reed Elsevier PLC ordinary shares at a price of 984.6235p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 127,186,135 ordinary shares in treasury, and has 1,142,556,142 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier PLC has purchased 27,739,301 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 67,500 Reed Elsevier NV ordinary shares at a price of €17.3298 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 74,453,694 ordinary shares in treasury, and has 662,042,700 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier NV has purchased 16,058,501 shares.